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                              March 25, 2021

       Robert J. Speyer
       Chief Executive Officer
       TS Innovation Acquisitions Corp.
       Rockefeller Center
       45 Rockefeller Plaza
       New York, New York 10111

                                                        Re: TS Innovation
Acquisitions Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 10,
2021
                                                            File No. 333-254103

       Dear Mr. Speyer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

       Registration Statement on Form S-4 Filed March 10, 2021

       Information About Latch
       Company Overview, page 131

   1. We note your revised disclosure regarding your channel partner arrangements in response to our prior comment 3.
Please further revise to explain your relationship with such channel partners and
clarify whether these channel partners are employees of the
                                                        company, as we note
that you describe them as your "outsourced sales force." Please disclose the
approximate number of channel partners you use and the material terms of the contracts you enter
into with such partners, including the duration of the contract and a general range of the
fees that you pay to your channel partners. Please also explain what it
 Robert J. Speyer
TS Innovation Acquisitions Corp.
March 25, 2021
Page 2
         means that your channel partners contract "with building owners to own the full scope of installation and service of your smart access products," and whether this means that building owners pay the channel partners directly or whether you continue to receive revenue from such services.
Products and Platform, page 133

2. We note your disclosure in response to our prior comment 6 and reissue our comment in part. Please disclose whether you have entered into any agreements with Jasco, Leviton, or Sonos, and if not, please clarify what it means that you have partnered with such companies. Please also file these agreements and your agreements with Google Nest,
         Honeywell and ecobee, or tell us why you are not required to do so. Background of the Business Combination, page 176

3. We note your revised disclosure in response to our prior comment 11 and reissue our comment in part. Please discuss, both here and in the prospectus summary, the potential conflicts of interest related to the approval and negotiation of the transaction posed by
         Tishman Speyer's equity interest in Latch.
4. We note your revised disclosure in response to our prior comment 12 and reissue our comment in part. Please discuss the reasons you believed Latch was the most attractive target and the factors considered in dismissing the other alternative candidates, including how you first narrowed down to three candidates from eighteen and how you eliminated the remaining two candidates when you decided to pursue Latch.
5. We note your revised disclosure in response to our prior comment 15 and reissue our comment in part. With respect to the material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the earn-out for Latch stockholders, and deferred vesting of the Founder Shares, please revise your disclosure in this section to explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.
6. We note your disclosure that the Board determined the pre-money valuation for Latch was fair and reasonable based, in part, on an internal valuation of Latch conducted by TSIA
FirstName LastName Robert J. Speyer
       management that relied on an analysis of comparable companies. Please add more
Comapany    NameTS
       detailed       Innovation
                disclosure       Acquisitions
                           regarding how this Corp.
                                               internal valuation was prepared,
including the
       companies   compared
March 25, 2021 Page 2        and the metrics  used  in the comparison.
FirstName LastName
 Robert J. Speyer
FirstName  LastName  RobertCorp.
                            J. Speyer
TS Innovation Acquisitions
Comapany
March      NameTS Innovation Acquisitions Corp.
       25, 2021
March3 25, 2021 Page 3
Page
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 216

7. In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Merger Agreement provides that the merger is
         intended to constitute a    reorganization    within the meaning of
Section 368(a) of the
         Internal Revenue Code. Please also include a tax opinion from counsel as appropriate.
         Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.
Certain Relationships and Related Party Transactions
Certain Relationships and Related Person Transactions-Latch, page 245

8. Please add disclosure in this section regarding the related party transactions discussed in
         Note 15 to the Consolidated Financial Statements of Latch.
Exhibits

9. Please revise your legal opinion to remove the statement that the opinion is limited to the
         Federal laws of the United States and the laws of the State of New York, and that counsel is expressing no opinion as to the effect of the laws of any other jurisdiction, or otherwise include Delaware law in this statement. We note that the company is incorporated in Delaware and counsel's opinion should therefore opine on Delaware law.
10. Please file the agreements governing Latch's revolving line of credit and term loan, or tell us why you do not believe they are required to be filed.
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Scott Miller, Esq.